Miluna Acquisition Corp

September 29, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Tracie Mariner
Sasha Parikh
Lauren Hamill
Suzanne Hayes

Re:	Miluna Acquisition Corp
Amendment No. 1 to Registration Statement on Form S-1
Submitted September 16, 2025
CIK No. 0002077033

Ladies and Gentlemen:

This letter is in response to the letter dated September 24, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Miluna Acquisition Corp (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment No.2”) is being submitted to accompany this letter.

Amendment No. 1 to Form S-1

Our warrant agreement provides a choice of forum provision that may limit a warrant holder’s ability to bring a claim..., page 49

1.	We note your response to prior comment three and reissue the comment. Specifically, we note your statement “Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, a court could determine that our exclusive forum provision is unenforceable with respect to such claims and investors will not be deemed to have waived compliance with the federal securities laws and rules and regulations promulgated. thereunder.” Given that Section 9.3 of your Form of Warrant Agreement provides that any action under the agreement, including any action arising under the Securities Act can be brought and enforced in the courts of the State of New York or the U.S. District Court for the Southern District of New York, please explain the nature of the uncertainty with respect to the enforceability of the provision, as the provision specifically provides for concurrent federal and state jurisdiction.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the disclosure on page 49 has been revised to address the comment.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Sally Yin, Esq., of Hunter Taubman Fischer & Li LLC, at (929) 226-4130.

Very truly yours,

/s/ Shang Ju Lin
Name:	Shang Ju Lin
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Sally Yin, Esq.
Hunter Taubman Fischer & Li LLC